                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended June 30, 2001
                                   -------------------------------------------------

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from ____________________ to

Commission file number 1-12541
                       -------

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

         QUAKER ALLOY, INC. 401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

         ATCHISON CASTING CORPORATION
         400 South Fourth Street
         Atchison, Kansas  66002

    Quaker Alloy, Inc.
    401(k) Profit Sharing
    Plan for Union
    Employees

    Financial Statements as of and for the Years
    Ended June 30, 2001 and 2000, and Supplemental
    Schedules as of and for the Year Ended
    June 30, 2001, and Independent Auditors' Report

QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------

                                                                                                    Page

INDEPENDENT AUDITORS' REPORT                                                                          1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                                                    2

   Statements of Changes in Net Assets Available for Benefits                                         3

   Notes to Financial Statements                                                                     4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2001:

   Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions                               9

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes         10
      at the End of Year

Note:  Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Quaker Alloy, Inc. 401(k) Profit Sharing Plan
   for Union Employees
Myerstown, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Quaker Alloy, Inc. 401(k) Profit Sharing Plan for Union Employees (the
"Plan") as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the
United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the
Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended June 30, 2001, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
December 27, 2001

QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------
                                              2001         2000

ASSETS

INVESTMENTS:
  Mutual funds                             $  815,499   $  783,287
  Guaranteed interest account                 633,242      702,228
                                           ----------   ----------
           Total investments                1,448,741    1,485,515

CONTRIBUTIONS RECEIVABLE:
  Employer                                     69,031       62,973
  Participant                                   9,180        3,965
                                           ----------   ----------
          Total contributions receivable       78,211       66,938
                                           ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS          $1,526,952   $1,552,453
                                           ==========   ==========

See notes to financial statements.

                                       -2-

QUAKER ALLOY, INC.
401(k) PROFIT SHARING  PLAN FOR UNION EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2001 AND 2000
----------------------------------------------------------------------------------------------------------------------------------

                                                                       2001            2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividend income                                   $    47,882    $    42,705
    Net (depreciation) appreciation in fair value of investments       (89,860)        70,757
                                                                   -----------    -----------

            Net investment (loss) income                               (41,978)       113,462

  Contributions:
    Employer, net of forfeitures                                       112,822        109,432
    Participant                                                        117,306        112,944
                                                                   -----------    -----------

            Total contributions                                        230,128        222,376
                                                                   -----------    -----------

            Total additions                                            188,150        335,838
                                                                   -----------    -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
  Distributions to participants                                        175,012        102,151
                                                                   -----------    -----------

NET INCREASE PRIOR TO TRANSFERS                                         13,138        233,687

TRANSFER TO ATCHISON CASTING CORPORATION
  401(k) PLAN                                                          (38,639)          --
                                                                   -----------    -----------

NET (DECREASE) INCREASE                                                (25,501)       233,687

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  1,552,453      1,318,766
                                                                   -----------    -----------

  End of year                                                      $ 1,526,952    $ 1,552,453
                                                                   ===========    ===========

See notes to financial statements.

                                      -3-

QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Quaker Alloy, Inc. 401(k) Profit Sharing
      Plan for Union Employees (the "Plan") provides only general information.
      Participants should refer to the Plan document for a more complete description of the Plan's provision.

      General - The Plan is a defined contribution plan sponsored by Quaker
      Alloy, Inc. (the "Company" or the "Plan Sponsor"). The Plan was
      established on June 1, 1994. Prudential Investments ("Prudential") serves as custodian of the Plan. Individuals employed by the Company serve as trustees (the "Trustees") of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
      ("ERISA").

      On June 11, 2001, assets of $38,639, were transferred to the Atchison
      Casting Corporation 401(k) Plan. This amount represents two participants who became salaried employees and were no longer eligible to participate in the Plan.

      Eligibility and Participation - Employees of the Company may begin participation in the Plan the first day of the month following completion of three months of service. Employees must be at least 18 years of age and a member of the United Steelworkers of America, AFL-CIO Local 7274.

      Contributions - Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined in the Plan document. The Company makes discretionary contributions to the Plan based on annual union contract negotiations. For the years ended June 30, 2001 and 2000, the employer's discretionary profit sharing contribution was 3% of the employee's straight-time earnings.

      Effective July 1, 1999, the Company will make a matching contribution of
      50% of a participant's pre-tax deferrals not to exceed 6% of the participant's eligible compensation.

      Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, allocations of the Company's contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

      Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the regular matching and employer contributions of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested in the Company's contributions after seven years of credited service or upon retirement at age 65. Effective June 26, 2001, a participant is vested after five years of credited service or upon retirement at age 65.

      Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential.

                                       -4-

During 2001 and 2000, investment options were as follows:

o        The Prudential Insurance Company of America Guaranteed Interest Account
o        MFS Massachusetts Investors Trust
o        Oppenheimer Global Fund
o        Prudential Governmental Securities Trust - Money Market Series
o        AIM Balanced Fund
o        Prudential Government Income Fund
o        Prudential Stock Index Fund
o        Fidelity Advisor Equity Income Fund
o        Prudential High Yield Fund
o        Van Kampen Emerging Growth Fund
o        Prudential Small Company Value Fund
o        Franklin Convertible Securities Fund
o        Prudential Jennison Growth Fund
o        Fidelity Advisor Equity Growth Fund
o        MFS Massachusetts Investors Growth Stock Fund
o        Atchison Casting Corporation Stock
o        Prudential Value Fund

For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

Participant Loans - The Plan does not permit loans to participants or beneficiaries.

Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions may be made in the form of a lump sum, upon request by the participant, or remain in the Plan.

Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Nonvested portions of a participant's employer contribution account are forfeited and used to reduce employer contributions for the Plan year in which the forfeitures occur. At June 30, 2001 there were no unapplied forfeited nonvested accounts. At June 30, 2000, forfeited unallocated nonvested accounts totaled $3,464. In 2001 and 2000, employer contributions were reduced by $15,530 and $24,950, respectively, from forfeited nonvested accounts.

Expenses - Expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided by the Plan document. All such expenses have been paid by the Plan
Sponsor in both 2001 and 2000.

                                      -5-

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of
      America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      The Plan invests in mutual funds that hold various securities including
      U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest account, are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded on the accrual basis.
      Dividend income is recorded on the ex-dividend date. See Note 3 regarding the valuation of the guaranteed interest contract.

      Payment of Benefits - Benefit payments are recorded when paid.

      Reclassifications - Certain prior year balances have been reclassified to conform with current year presentation.

3.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

      The Plan follows the provisions of Statement of Position ("SOP") 94-4,
      "Reporting of Investment Contracts Held by Health and Welfare Benefit
      Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is fully benefit responsive. The contract for this Plan has been deemed to be fully benefit responsive, according to the provisions of SOP
      94-4. As such, the contract is presented at contract value, which approximates fair value, on the statement of net assets available for benefits as of June 30, 2001 and 2000. The average yield for the years ended June 30, 2001 and 2000 are 4.85% and 5.98%, respectively. The crediting interest rate as of June 30, 2001 and 2000 is 4.35% and 6.30%, respectively. The crediting interest rate is reset upon the maturity of the contract.

                                      -6-

4.    INVESTMENTS

      The following tables present the fair values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30,
      2001 and 2000:
                                                                                    2001
                                                            ------------------------------------------------------
                                                                                  Value per
                                                                   Shares           Share           Fair
                                                                 (rounded)        (rounded)         Value

The Prudential Insurance Company of America
  Guaranteed Interest Account                                      N/A                N/A          $ 633,242
MFS Massachusetts Investors Trust                                 13,798            $ 17.80          245,598
Oppenheimer Global Fund                                            2,692              48.68          131,056
Prudential Government Securities Trust -
  Money Market Series                                             88,504               1.00           88,504
AIM Balanced Fund                                                  2,784              27.67           77,020

                                                                                    2000
                                                            ------------------------------------------------------
                                                                                  Value per
                                                                   Shares           Share           Fair
                                                                 (rounded)        (rounded)         Value

The Prudential Insurance Company of America
  Guaranteed Interest Account                                       N/A              N/A          $ 702,228
MFS Massachusetts Investors Trust                                  13,437         $ 20.94           281,376
Oppenheimer Global Fund                                             2,149           68.65           147,506
Prudential Government Securities Trust -
  Money Market Series                                              91,846            1.00            91,846
AIM Balanced Fund                                                   2,673           32.95            88,074

      During the years ended June 30, 2001 and 2000, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by
      $(89,860) and $70,757, respectively.

5.    PARTY-IN-INTEREST

      Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential is the custodian as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.    PLAN TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 24, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").
      The Plan has been amended since receipt of this determination letter.
      However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC.

8.    NONEXEMPT TRANSACTIONS

      During the years ended June 30, 2001 and 2000, employee deferrals of
      $4,572 and $19,849, respectively, were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor (the
      "DOL")) by the Plan Sponsor. All such deferrals were subsequently remitted to the trust by the Plan Sponsor. These transactions were prohibited according to the provisions of the DOL.

9.    SUBSEQUENT EVENT

      Subsequent to June 30, 2001, the domestic and international capital markets have experienced significant volatility with respect to certain investments and, as a result, Plan management believes that there has been significant fluctuations in the values of the Plan's investments.

                                      -7-

10.   MANAGEMENT PLANS

      The financial statements and supplemental schedules have been prepared assuming that the Plan will continue as a going concern. Atchison Casting
      Corporation (the "Parent"), the parent company of the Plan Sponsor, has incurred losses in operations, has a deficiency in working capital and is not in compliance with certain terms of its debt agreements. Should the
      Parent not be able to continue as a going concern, the Plan may not be able to operate as an ongoing plan.

      Management of the Parent has taken steps in an effort to improve operating performance and continues to pursue new or revised debt arrangements.
      Management believes, however, that certain of the existing loan arrangements will need to be revised or replaced to provide the Parent with additional borrowing capacity and with financial covenants within such arrangements that are achievable by the Parent. Management has recently extended and modified their credit agreements through June 30,
      2002 and continues to pursue a long-term credit facility.

                                     ******

                                      -8-

QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2001
------------------------------------------------------------------------------------------------------------------------------------------------------------------

       (a)                   (b)                         (c)                  (d)       (e)       (f)          (g)          (h)        (i)            (j)
                                             Description of Transactions
                    Relationship of Plan,   Including Maturity Date, Rate                                   Expenses                 Current    Net Gain (Loss)
   Identity of       Employer, or Other    of Interest, Collateral, Par or  Purchase  Selling    Lease    Incurred With   Cost of    Value of       on Each
  Party Involved      Party-in-Interest            Maturity Value            Price     Price    Rental     Transaction     Asset      Asset       Transaction

Quaker Alloy, Inc.      Plan Sponsor       Employee contributions not timely
                                                 remitted to the Trust       $4,572*                                     $ 4,572     $ 4,572

* This represents the total amount of contributions that were withheld from employees, but not remitted timely to the trust by the Plan Sponsor.

                                      -9-

QUAKER ALLOY, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR
  INVESTMENT PURPOSES AT THE END OF YEAR JUNE 30, 2001
-----------------------------------------------------------------------------------------------------------------------

 (a)                             (b)                                             (c)                            (d)

                                                                      Description of Investment
                                                                  Including Maturity Date, Rate of
                 Identity of Issue, Borrower, Lessor                Interest, Collateral, Par or              Current
                          or Similar Party                                 Maturity Value                      Value

  *   The Prudential Insurance Company of America               Guaranteed Interest Account                  $ 633,242

      MFS Massachusetts Investors Trust                         Mutual fund
                                                                (13,798 shares)                                245,598

      Oppenheimer Global Fund                                   Mutual fund
                                                                (2,692 shares)                                 131,056

  *   Prudential Government Securities Trust -                  Mutual fund
        Money Market Series                                     (88,504 shares)                                 88,504

      AIM Balanced Fund                                         Mutual fund
                                                                (2,784 shares)                                  77,020

  *   Prudential Stock Index Fund                               Mutual fund
                                                                (2,420 shares)                                  66,305

      Fidelity Advisor Equity Income Fund                       Mutual fund
                                                                (2,065 shares)                                  52,398

  *   Prudential High Yield Fund                                Mutual fund
                                                                (7,199 shares)                                  42,908

      Van Kampen Emerging Growth Fund                           Mutual fund
                                                                (673 shares)                                    32,923

  *   Prudential Government Income Fund                         Mutual fund
                                                                (3,590 shares)                                  31,482

  *   Prudential Small Company Value Fund                       Mutual fund
                                                                (1,452 shares)                                  22,371

  *   Prudential Value Fund                                     Mutual fund
                                                                (582 shares)                                    10,599

      Franklin Convertible Securities Fund                      Mutual fund
                                                                (517 shares)                                     7,605

  *   Prudential Jennison Growth Fund                           Mutual fund
                                                                (187 shares)                                     2,914

      MFS Massachusetts Investors Growth Stock Fund             Mutual fund
                                                                (173 shares)                                     2,465

      Fidelity Advisor Equity Growth Fund                       Mutual fund
                                                                (25 shares)                                     1,351
                                                                                                                -----

           Total investments                                                                              $ 1,448,741
                                                                                                          ===========

* Represents a party-in-interest to the Plan.

                                      -10-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              QUAKER ALLOY, INC.
                                              401(k) PROFIT SHARING PLAN
                                              FOR UNION EMPLOYEES

Date January 11, 2002                        By:  Atchison Casting Corporation, the parent of
     ----------------                             Quaker Alloy, Inc., its Administrator

                                             By:  /s/ Kevin T. McDermed
                                                 -----------------------------------------
                                                  Kevin T. McDermed
                                                  Vice President, Chief Financial Officer,
                                                  Treasurer and Secretary

                                  EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------

23                Consent of Deloitte & Touche LLP